UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91274U 101

(CUSIP Number)

David J. Matlin

70 East 55th Street, 9th Floor

New York, New York 10022

(212) 651-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Charles H. Still, Jr.

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

December 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 91274U 101	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons: David J. Matlin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States of America
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 4,715,155(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,715,155(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,715,155(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 8.9%(2)
14.	Type of Reporting Person (See Instructions): IN

(1) The aggregate number of shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of U.S. Well Services, Inc., a Delaware corporation (formerly Matlin & Partners Acquisition Corporation) (the “Issuer”), that may be deemed beneficially owned by David J. Matlin is comprised of the following: (i) 1,839,512 shares of Class A Common Stock and (ii) warrants (“Warrants”) exercisable 30 days after November 9, 2018 (the “Closing Date”) for 2,875,643 shares of Class A Common Stock. Each Warrant is exercisable to purchase one-half of one share of Class A Common Stock.

(2) Based on 52,955,319 shares of Class A Common Stock consisting of (i) 50,079,676 shares of Class A Common Stock issued and outstanding as of December 18, 2018 as reported in the Issuer’s Amendment No. 1 to the Registration Statement on Form S-3 (as amended, the “S-3 Registration Statement”) filed with the Securities and Exchange Commission on December 19, 2018 and (ii) the Warrants exercisable for 2,875,643 shares of Class A Common Stock.

CUSIP No. 91274U 101	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock. The address of the Issuer’s principal executive offices is 770 South Post Oak Lane, Suite 405, Houston, Texas 77056.

Item 2.	Identity and Background.

(a) and (f). This Schedule 13D is being filed by David J. Matlin, a citizen of the United States of America (the “Reporting Person”).

(b). The business address of the Reporting Person is 70 East 55th Street, 9th Floor, New York, New York 10022.

(c). The Reporting Person is the co-founder, Chief Executive Officer and Chief Investment Officer of MatlinPatterson Global Advisers LLC, a distressed securities investment manager. Mr. Matlin is also the Chief Executive Officer and a managing principal of MatlinPatterson Asset Management L.P.

(d) and (e). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration.

In March 2016, Matlin & Partners Acquisition Sponsor LLC (“Sponsor”) purchased an aggregate of 8,625,000 shares of Class F common stock, $0.0001 par value per share (the “Class F Common Stock”), of the Issuer for an aggregate purchase price of $25,000. In connection with the Issuer’s initial public offering, Sponsor subsequently forfeited 500,000 shares of Class F Common Stock because the underwriter's over-allotment option was not exercised in full. In connection with the closing (“Closing”) of the Issuer’s initial business combination and related transactions, Sponsor forfeited 2,975,000 shares of Class F Common Stock, pursuant to the Sponsor Agreement (as defined below) (such forfeiture, the “Sponsor Forfeiture”). In accordance with the Issuer’s amended and restated certificate of incorporation, the 5,150,000 shares of Class F Common Stock that remained outstanding following the Sponsor Forfeiture were converted into shares of Class A Common Stock on a one-for-one basis.

In addition, at Closing, Sponsor beneficially owned 8,250,000 Warrants, which became exercisable 30 days after the Closing Date for 4,125,000 shares of Class A Common Stock. Each Warrant is exercisable to purchase one-half of one share of Class A Common Stock.

On December 24, 2018, Sponsor distributed (the “Sponsor Distribution”) its shares of Class A Common Stock and Warrants to its members, including the Reporting Person, who received 1,839,512 shares of Class A Common Stock and 3,136,997 Warrants. In addition, the Reporting Person purchased an additional 1,267,439 Warrants for $0.59 per Warrant and 1,346,851 Warrants for $0.65 per Warrant.

Item 4.	Purpose of Transaction.

The following describes any other plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

The response to Item 3 above is incorporated herein by reference. The Reporting Person acquired (1) 1,839,512 shares of Class A Common Stock and (2) Warrants exercisable for 2,875,643 shares of Class A Common Stock, for investment purposes.

On July 13, 2018, the Issuer entered into a Merger and Contribution Agreement (the “Merger Agreement”), by and among the Issuer, MPAC Merger Sub LLC, USWS Holdings LLC (“USWS Holdings”), certain owners of equity interests in USWS Holdings and, solely for the purposes specified therein, the seller representative named therein. Pursuant to the Merger Agreement, at Closing, there are seven members on the Issuer’s board of directors, consisting of two directors designated by USWS Holdings, two directors designated by Crestview VCOC (as defined in the Merger Agreement), two directors designated by the Issuer and the President and Chief Executive Officer of the Issuer effective at Closing. The Reporting Person is one of the aforementioned board member designees of the Issuer, and the Reporting Person was elected as a member of the Issuer’s board of directors at the Issuer’s special meeting in lieu of the 2018 annual meeting of the Issuer’s stockholders.

CUSIP No. 91274U 101	13D	Page 4 of 7 Pages

Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining from time to time whether to sell or dispose the shares of Class A Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Person is based upon 50,079,676 shares of Class A Common Stock issued and outstanding as of December 18, 2018 as reported in the S-3 Registration Statement. The Reporting Person beneficially owns the following number of shares of Class A Common Stock, representing the following percentages of the shares of Class A Common Stock outstanding:

Name of Reporting Person	Number of Shares Beneficially Owned		Percentage Ownership in the Issuer
David J. Matlin	4,715,155	(1)	8.9	%(2)

(1)	The aggregate number of shares of Class A Common Stock that may be deemed beneficially owned by David J. Matlin is comprised of the following: (i) 1,839,512 shares of Class A Common Stock and (ii) Warrants exercisable 30 days after the Closing Date for 2,875,643 shares of Class A Common Stock. Each Warrant is exercisable to purchase one-half of one share of Class A Common Stock.

(2)	Based on 52,955,319 shares of Class A Common Stock consisting of (i) 50,079,676 shares of Class A Common Stock issued and outstanding as of December 18, 2018 as reported in the S-3 Registration Statement and (ii) the Warrants exercisable for 2,875,643 shares of Class A Common Stock.

(b)	Set forth below is the number of shares of Class A Common Stock as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote;
(ii)	Shared power to vote or to direct the vote;
(iii)	Sole power to dispose or to direct the disposition; or
(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
David J. Matlin	4,715,155	0	4,715,155	0

(c)	The response to Item 3 above is incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Registration Rights Agreement

In connection with Closing, the Issuer entered into an amended and restated registration rights agreement (as amended and restated, the “Registration Rights Agreement”) with Sponsor and certain other stockholders of the Issuer listed on the signature pages thereto, pursuant to which the Issuer is required to register for resale shares of Registrable Securities (as defined in the Registration Rights Agreement).

CUSIP No. 91274U 101	13D	Page 5 of 7 Pages

The Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended, (i) all or any portion of the shares of Class A Common Stock that the holders hold as of the date of such agreement and that they may acquire thereafter, including upon the conversion, exercise or exchange of any other security therefor and (ii) Warrants.

Pursuant to (i) an assignment of registration rights and (ii) an adoption agreement to the Registration Rights Agreement entered into in connection with the Sponsor Distribution, the Reporting Person became a party to the Registration Rights Agreement and succeeded to the rights and obligations of Sponsor thereunder with respect to the Registrable Securities acquired by the Reporting Person.

Sponsor Agreement and Letter Agreement

The Issuer, USWS Holdings, Sponsor, and, solely for certain specified purposes, Cantor Fitzgerald & Co. are parties to that certain Sponsor Agreement, dated as of July 13, 2018 (as amended by Amendment No. 1 thereto, dated as of November 2, 2018, and Amendment No. 2 thereto, dated as of November 9, 2018, the “Sponsor Agreement”). In addition, Sponsor together with certain individuals entered into that certain letter agreement (Re: Initial Public Offering) with the Issuer, dated March 9, 2017 (the “Letter Agreement”).

On December 24, 2018, the Reporting Person entered into a Joinder to the Sponsor Agreement and the Letter Agreement (the “Joinder Agreement”). Pursuant to the Joinder Agreement, the Reporting Person agreed that certain shares of Class A Common Stock will be subject to certain restrictions on transfer.

CUSIP No. 91274U 101	13D	Page 6 of 7 Pages

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Merger and Contribution Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, MPAC Merger Sub LLC, USWS Holdings LLC, certain blocker companies named therein and, solely for purposes described therein, the seller representatives named therein (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on July 16, 2018).

99.2	Amendment No. 1, dated as of August 9, 2018, to Merger and Contribution Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, MPAC Merger Sub LLC, USWS Holdings LLC, certain blocker companies named therein and, solely for purposes described therein, the seller representatives named therein (incorporated by reference to Exhibit 2.1.1 of the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 26, 2018).

99.3	Amendment No. 2, dated as of November 2, 2018, to Merger and Contribution Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, MPAC Merger Sub LLC, USWS Holdings LLC, certain blocker companies named therein and, solely for purposes described therein, the seller representatives named therein (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2018).

99.4	Amended and Restated Registration Rights Agreement, dated as of November 9, 2018, by and among U.S. Well Services, Inc., Matlin & Partners Acquisition Sponsor LLC, the Blocker Stockholders, certain Non-Blocker USWS Members, Crestview, the Lenders, Piper and Joel Broussard (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 16, 2018).

99.5	Sponsor Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, USWS Holdings LLC, Matlin & Partners Acquisition Sponsor LLC and, solely for purposes described therein, Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on July 16, 2018).

99.6	Amendment No. 1, dated November 2, 2018, to Sponsor Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, USWS Holdings LLC, Matlin & Partners Acquisition Sponsor LLC and, solely for purposes described therein, Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on November 5, 2018).

99.7	Amendment No. 2, dated November 9, 2018, to Sponsor Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, USWS Holdings LLC, Matlin & Partners Acquisition Sponsor LLC and, solely for purposes described therein, Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on November 16, 2018).

99.8	Letter Agreement, dated March 9, 2017, by and between the Matlin & Partners Acquisition Corporation, the initial security holders and the officers and directors of Matlin & Partners Acquisition Corporation (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 15, 2017).

[The remainder of this page is intentionally left blank. The signature page follows.]

CUSIP No. 91274U 101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2019

/s/ David J. Matlin
David J. Matlin